SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200	13D	Page 1 of 17 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person CO

CUSIP No. 834203200	13D	Page 2 of 17 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person CO

CUSIP No. 834203200	13D	Page 3 of 17 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 4 of 17 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 5 of 17 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 6 of 17 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 7 of 17 pages

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 8 of 17 pages

1	Names of Reporting Persons Carlyle Genesis UK LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 834203200	13D	Page 9 of 17 pages

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 10 of 17 pages

1	Names of Reporting Persons Abingworth Bioventures VII LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,368,564
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,368,564

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,368,564
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.3%
14	Type of Reporting Person PN

CUSIP No. 834203200	13D	Page 11 of 17 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 27, 2018 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Prior to the Acquisition (as defined below), Schedule 13D reports were filed by Abingworth LLP. This Amendment No. 3 and future Schedule 13D reports will be filed by The Carlyle Group Inc.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

The Carlyle Group Inc.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

CG Subsidiary Holdings L.L.C.

TC Group, L.L.C.

Carlyle Investment Management L.L.C.

Carlyle Genesis UK LLC

Abingworth LLP

Abingworth Bioventures VII LP

Each of Abingworth LLP and Abingworth Bioventures VII LP is organized under the laws of England and Wales. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

The address of each of Abingworth LLP and Abingworth Bioventures VII LP is 38 Jermyn Street, London, SW1Y 6DN, England, United Kingdom. The address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505. Each of the Reporting Persons is principally engaged in the business of investing in securities.

The directors of The Carlyle Group Inc. are Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Linda H. Filler, Lawton W. Fitt, James H. Hance, Jr., Mark S. Ordan, Derica W. Rice, Dr. Thomas S. Robertson, William J. Shaw and Anthony Welters (collectively, the “Directors”).

CUSIP No. 834203200	13D	Page 12 of 17 pages

The executive officers of The Carlyle Group Inc. are William E. Conway, Jr., Interim Chief Executive Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Chief Investment Officer for Corporate Private Equity and Chairman of Americas Private Equity, Jeffrey W. Ferguson, General Counsel, Christopher Finn, Chief Operating Officer and Bruce M. Larson, Chief Human Resources Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: Linda H. Filler is the retired President of Retail Products, Chief Marketing Officer, and Chief Merchandising Officer at Walgreen Co.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group; Mark S. Ordan is Chief Executive Officer of Mednax; Derica W. Rice was the Executive Vice President of CVS Health and President of CVS Caremark, the pharmacy benefits management business of CVS Health, until February 2020; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Founder, Chairman and CEO of CINQ Care Inc. and Executive Chairman of the BlackIvy Group, LLC; Peter J. Clare is the Chief Investment Officer for Corporate Private Equity and Chairman of Americas Private Equity of The Carlyle Group; Daniel A. D’Aniello is a Co-Founder and Non-Executive Chairman Emeritus of The Carlyle Group; David M. Rubenstein is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group; and William E. Conway, Jr. is a Co-Founder, Non-Executive Co-Chairman and Interim Chief Executive Officer of The Carlyle Group.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Acquisition of Abingworth

On August 1, 2022, entities affiliated with The Carlyle Group Inc. acquired Abingworth LLP (the “Acquisition”). Following the Acquisition, Carlyle Genesis UK LLC became the principal member of Abingworth LLP, and as such, may be deemed to beneficially own all securities beneficially owned by Abingworth LLP.

CUSIP No. 834203200	13D	Page 13 of 17 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 120,088,816 shares of Common Stock outstanding as of May 5, 2022, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 10, 2022.

CUSIP No. 834203200	13D	Page 14 of 17 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	18,368,564	15.3%	0	18,368,564	0	18,368,564
Carlyle Holdings I GP Inc.	18,368,564	15.3%	0	18,368,564	0	18,368,564
Carlyle Holdings I GP Sub L.L.C.	18,368,564	15.3%	0	18,368,564	0	18,368,564
Carlyle Holdings I L.P.	18,368,564	15.3%	0	18,368,564	0	18,368,564
CG Subsidiary Holdings L.L.C.	18,368,564	15.3%	0	18,368,564	0	18,368,564
TC Group, L.L.C.	18,368,564	15.3%	0	18,368,564	0	18,368,564
Carlyle Investment Management L.L.C.	18,368,564	15.3%	0	18,368,564	0	18,368,564
Carlyle Genesis UK LLC	18,368,564	15.3%	0	18,368,564	0	18,368,564
Abingworth LLP	18,368,564	15.3%	0	18,368,564	0	18,368,564
Abingworth Bioventures VII LP	18,368,564	15.3%	0	18,368,564	0	18,368,564

Includes (i) 18,022,602 shares of Common Stock held of record by Abingworth Bioventures VII LP, (ii) 112,499 shares of Common Stock underlying stock options exercisable within 60 days as of the date hereof and (iii) 233,463 shares of Common Stock underlying warrants convertible within 60 days as of the date hereof.

The amount of securities disclosed excludes 7,720,000 shares of Common Stock underlying the March 2022 Warrants, which contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% of the total number of shares of Common Stock then issued and outstanding.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management, L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by Abingworth Bioventures VII LP. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.

(c)	During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 834203200	13D	Page 15 of 17 pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
1	Joint Filing Agreement.

4	Power of Attorney.

CUSIP No. 834203200	13D	Page 16 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2022

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 834203200	13D	Page 17 of 17 pages

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Genesis UK LLC
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures VII LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)